UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                               PIPELINE DATA INC.
                               ------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
                                   -----------
                                 (CUSIP Number)

                             Leslie J. Croland, Esq.
                        Edwards Angell Palmer & Dodge LLP
                      One North Clematis Street, Suite 400
                         West Palm Beach, FL 33401-5552
                                 (561) 833-7700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 26, 2008
                                -----------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      David Danzig
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
      NUMBER OF         (7)   SOLE VOTING POWER
      SHARES                  4,699,139
      BENEFICIALLY      --------------------------------------------------------
      OWNED BY          (8)   SHARED VOTING POWER
      EACH                    0
      REPORTING         --------------------------------------------------------
      PERSON            (9)   SOLE DISPOSITIVE POWER
      WITH                    4,699,139
                        --------------------------------------------------------
                        (10)  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,699,139
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.43%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Gregory Danzig
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
      NUMBER OF         (7)   SOLE VOTING POWER
      SHARES                  4,699,029
      BENEFICIALLY      --------------------------------------------------------
      OWNED BY          (8)   SHARED VOTING POWER
      EACH                    0
      REPORTING         --------------------------------------------------------
      PERSON            (9)   SOLE DISPOSITIVE POWER
      WITH                    4,699,029
                        --------------------------------------------------------
                        (10)  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,699,029
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.43%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      Kauai Investment Holdings, LLC
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
      NUMBER OF         (7)   SOLE VOTING POWER
      SHARES                  4,699,029
      BENEFICIALLY      --------------------------------------------------------
      OWNED BY          (8)   SHARED VOTING POWER
      EACH                    0
      REPORTING         --------------------------------------------------------
      PERSON            (9)   SOLE DISPOSITIVE POWER
      WITH                    4,699,029
                        --------------------------------------------------------
                        (10)  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,699,029
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.43%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

      This Amendment No. 10 to Statement on Schedule 13D is filed jointly by David Danzig, Gregory Danzig and Kauai Investment Holdings, LLC (collectively, the "Reporting Persons") and amends and supplements the following:

      (a) (i) the Statement on Schedule 13D (the "GD Schedule") filed jointly on December 30, 2005 by Gregory Danzig and Kauai Investment Holdings, LLC ("Kauai"); (ii) Amendment No. 1 to the GD Schedule filed jointly on October 31, 2006; (iii) Amendment No. 2 to the GD Schedule filed jointly on December 7, 2006; (iv) Amendment No. 3 to the GD Schedule filed jointly on July 5, 2007; (v) Amendment No. 4 to the GD Schedule filed jointly on January 7, 2008; (vi) Amendment No. 5 to the GD Schedule filed jointly on March 10, 2008; (vii) Amendment No. 6 to the GD Schedule filed jointly on May 5, 2008;
            (viii) Amendment No. 7 to the GD Schedule filed jointly on July 1, 2008; (ix) Amendment No. 8 to the GD Schedule filed jointly on August 6, 2008; and (x) Amendment No. 9 to the GD Schedule filed jointly on September 18, 2008; and

      (b) (i) the Statement on Schedule 13D (the "DD Schedule") filed on December 30, 2005 by David Danzig; (ii) Amendment No. 1 to the DD Schedule filed on October 31, 2006; (iii) Amendment No. 2 to the DD Schedule filed on December 7, 2006; (iv) Amendment No. 3 to the DD Schedule filed on July 5, 2007; (v) Amendment No. 4 to the DD Schedule filed on January 7, 2008; (vi) Amendment No. 5 to the DD Schedule filed on March 10, 2008; (vii) Amendment No. 6 to the DD Schedule filed on May 5, 2008; (viii) Amendment No. 7 to the DD Schedule filed on July 1, 2008; (ix) Amendment No. 8 to the DD Schedule filed jointly on August 6, 2008; and (x) Amendment No. 9 to the DD Schedule filed jointly on September 18, 2008.

This Amendment No. 10 to Statement on Schedule 13D, the previous amendments to the GD and DD Schedules and the initial GD and DD Schedules are hereinafter collectively referred to as this "Statement."

Item 4. Purpose of Transaction.

      The information set forth in Item 4 of this Statement is hereby amended by adding the following:

      Effective as of November 26, 2008, the Reporting Persons entered into a Second Amended and Restated Put Modification Agreement (the "Second Amended Modification Agreement") with Pipeline Data Inc. ("Pipeline") and Charge.com, Inc. ("Charge.com"), a wholly-owned subsidiary of Pipeline. The Second Amended Modification Agreement amends and restates the Put Modification Agreement dated August 4, 2008, among the Reporting Persons, Pipeline and Charge.com and the Amended and Restated Put Modification Agreement dated as of September 15, 2008, among the Reporting Persons, Pipeline and Charge.com.

      Pursuant to the Second Amended Modification Agreement, if prior to December 23, 2008 Pipeline pays $1 million to Gregory Danzig and Kauai, collectively, and $1 million to David Danzig and transfers to Gregory Danzig and David Danzig the "charge.com" domain name (the "Domain Name") and certain other assets, properties and rights inherent to the use of the Domain Name and the operation of a website using the Domain name (the "Put Consideration"), as full payment for the repurchase of 4,699,029 shares of Pipeline common stock issued in the name of Kauai and 4,699,029 shares of Pipeline common stock issued in the name of David Danzig, then the Reporting Persons' Put Right would automatically be deemed settled and terminated and Pipeline's Call Right would automatically be deemed terminated.

      If the Put Consideration is not provided to the Reporting Persons by December 23, 2008, then on the first business day following December 23, 2008, the Reporting Persons would automatically be deemed to have exercised their Put Right as to 9,398,058 shares of Pipeline common stock and Pipeline would be required to pay to the Reporting Persons a total of approximately $14.72 million, plus interest accruing as of July 1, 2008 at the rate of 18% per annum.

      The foregoing description of the Second Amended Modification Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Amended Modification Agreement attached hereto as Exhibit L and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The information set forth in Item 6 of this Statement is hereby amended and supplemented as follows:

      Except as described in Item 4 of this Statement, which is incorporated by reference into this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of Pipeline, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A         Agreement to Jointly File Statement on Schedule 13D. (1)

Exhibit B         Lock Up Agreement dated December 19, 2005 among Pipeline Data
                  Inc., David Danzig and Gregory Danzig. (2)

Exhibit C         Second Amendment to Agreement and Plan of Merger dated October
                  26, 2006 among Pipeline Data Inc., David Danzig and Gregory
                  Danzig. (3)

Exhibit D         Third Amendment to Agreement and Plan of Merger dated December
                  5, 2006 among Pipeline Data Inc., Charge.com Acquisition,
                  Inc., Gregory Danzig and David Danzig. (4)

Exhibit E         Fourth Amendment to Agreement and Plan of Merger dated July 3,
                  2007 among Pipeline Data Inc., Charge.com Acquisition, Inc.,
                  Gregory Danzig and David Danzig. (5)

Exhibit F         Fifth Amendment to Agreement and Plan of Merger dated as of
                  December 28, 2007 among Pipeline Data Inc., Charge.com
                  Acquisition, Inc., Gregory Danzig and David Danzig. (6)

Exhibit G         Sixth Amendment to Agreement and Plan of Merger dated as of
                  March 4, 2008 among Pipeline Data Inc., Charge.com
                  Acquisition, Inc., Gregory Danzig and David Danzig. (7)

Exhibit H         Seventh Amendment to Agreement and Plan of Merger dated as of
                  April 30, 2008 among Pipeline Data Inc., Charge.com
                  Acquisition, Inc., Gregory Danzig and David Danzig. (8)

Exhibit I Eighth Amendment to Agreement and Plan of Merger dated June 30, 2008 among Pipeline Data Inc., Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (9)

Exhibit J         Put Modification Agreement dated August 4, 2008 among Pipeline
                  Data Inc., Charge.com, Inc., Gregory Danzig, Kauai Investment
                  Holdings, LLC and David Danzig. (10)

Exhibit K         Amended and Restated Put Modification Agreement dated
                  September 15, 2008 among Pipeline Data Inc., Charge.com, Inc.,
                  Gregory Danzig, Kauai Investment Holdings, LLC and David
                  Danzig. (11)

Exhibit L         Second Amended and Restated Put Modification Agreement dated as of November 26, 2008 among Pipeline Data Inc., Charge.com,
                  Inc., Gregory Danzig, Kauai Investment Holdings, LLC and David
                  Danzig.

----------
(1) Previously filed as Exhibit A to Amendment No. 8 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 8 to the Schedule 13D of David Danzig.
(2) Previously filed as Exhibit B to the initial Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as an exhibit to the initial
      Schedule 13D of David Danzig.
(3) Previously filed as Exhibit C to Amendment No. 1 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit B to Amendment No. 1 to the Schedule 13D of David Danzig.
(4) Previously filed as Exhibit D to Amendment No. 2 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit C to Amendment No. 2 to the Schedule 13D of David Danzig.
(5) Previously filed as Exhibit E to Amendment No. 3 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit D to Amendment No. 3 to the Schedule 13D of David Danzig.
(6) Previously filed as Exhibit F to Amendment No. 4 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit E to Amendment No. 4 to the Schedule 13D of David Danzig.
(7) Previously filed as Exhibit G to Amendment No. 5 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit F to Amendment No. 5 to the Schedule 13D of David Danzig.
(8) Previously filed as Exhibit H to Amendment No. 6 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit G to Amendment No. 6 to the Schedule 13D of David Danzig.
(9) Previously filed as Exhibit I to Amendment No. 7 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit H to Amendment No. 7 to the Schedule 13D of David Danzig.
(10) Previously filed as Exhibit J to Amendment No. 8 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 8 to the Schedule 13D of David Danzig.
(11) Previously filed as Exhibit K to Amendment No. 9 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 9 to the Schedule 13D of David Danzig.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2008


                                        Kauai Investment Holdings, LLC

                                          By: /s/ Gregory Danzig
                                              ----------------------------------
                                              Gregory Danzig, Sole Manager


                                        /s/ Gregory Danzig
                                        ----------------------------------------
                                        Gregory Danzig


                                        /s/ David Danzig
                                        ----------------------------------------
                                        David Danzig

                                                                       EXHIBIT L

                                                                  EXECUTION COPY

             SECOND AMENDED AND RESTATED PUT MODIFICATION AGREEMENT

SECOND AMENDED AND RESTATED PUT MODIFICATION AGREEMENT (this "Agreement") dated as of November 26, 2008 by and among Pipeline Data Inc., a Delaware corporation ("PPDA"), Charge.com, Inc., a Delaware corporation (formerly known as Charge.com Acquisition, Inc.) and wholly-owned subsidiary of PPDA (the "Company"), Gregory Danzig ("GD"), Kauai Investment Holdings, LLC, a Florida limited liability company ("Kauai"), and David Danzig ("DD" and, together with GD, the "Shareholders"). The parties to this Agreement are sometimes referred to herein as the "Parties."

WHEREAS, PPDA, the Company, Charge.com, Inc., a Florida corporation, and the Shareholders are parties to an Agreement and Plan of Merger dated as of July 15, 2005 (as amended to date, the "Merger Agreement"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement; and

WHEREAS, under the Merger Agreement, (x) GD and Kauai were collectively issued 4,699,029 shares of PPDA Common Stock, par value $0.001 per share ("PPDA Common Stock"), and (y) DD was issued 4,699,029 shares of PPDA Common Stock; and

WHEREAS, pursuant to the Merger Agreement, PPDA had the obligation to list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX by September 30, 2006 (the "Listing Obligation"); and

WHEREAS, pursuant to the Merger Agreement (in particular Sections 5.10 and 6.11), if the Listing Obligation was not fulfilled, each Shareholder had the right to require PPDA to repurchase the shares of PPDA Common Stock issued to such Shareholder under the Merger Agreement at the Per Share Purchase Price (as defined most recently in the Eighth Amendment (as defined below)), including any interest or additional amounts payable in respect thereof (such right and any and all rights directly incident to such right, collectively, the "Put Right"); and

WHEREAS, PPDA, the Company and the Shareholders entered into the Eighth Amendment to the Merger Agreement dated as of June 30, 2008 by and among PPDA, the Company and the Shareholders (the "Eighth Amendment") covering, among other things, modifications to the Put Right; and

WHEREAS, in connection with the Merger Agreement, (a) DD and the Company entered into a Consulting Agreement dated as of December 19, 2005 (the "DD Consulting Agreement"), (b) GD and the Company entered into an Employment Agreement dated as of December 19, 2005 (the "GD Employment Agreement"), and (c) PPDA, the Company, the Shareholders and Iron Mountain Intellectual Property Management, Inc. ("Iron Mountain") entered into a Master Domain Name Transfer Documentation Escrow Agreement dated as of August 15, 2007 (the "Domain Name Escrow Agreement"); and

WHEREAS, the Parties entered into that certain Put Modification Agreement dated as of August 4, 2008 and the Amended and Restated Put Modification Agreement dated as of September 15, 2008 (collectively, the "Original Agreements") to, among other things, provide for the modification and potential settlement of the Put Right as well as other outstanding issues relating thereto; and

WHEREAS, in connection with the Original Agreements, PPDA and Ardency, Inc., a Florida corporation controlled by the Shareholders ("Ardency"), entered into an Agent Agreement dated as of August 4, 2008 (the "Ardency Agent Agreement") which, by its terms, is not effective; and

WHEREAS, the Parties desire to amend and restate the Original Agreements with the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged the parties hereto agree as follows:

1. Put Right Modification and Potential Waiver. If the Modification Conditions (as defined in Section 2 below) are fully satisfied on or prior to December 23, 2008 (the "Deadline Date"), then the Put Right payment, waiver and release provisions of Section 2 shall be applicable (subject to the reinstatement provisions of Section 6 below). If the Modification Conditions are not fully satisfied on or prior to the Deadline Date, then the Put Right exercise and payment provisions of Section 3 shall be applicable.

2. Waiver of Put Right if Modification Conditions are Fully Satisfied On or Prior to the Deadline Date.

(a) Modification Conditions. In the event that on or prior to the Deadline Date,
PPDA:

      (i) pays to GD and Kauai, collectively, in immediately available U.S. funds via wire transfer to an account designated by GD on or prior to the Deadline Date, $1,000,000 (the "GD Payment");

      (ii) pays to DD, in immediately available U.S. funds via wire transfer to an account designated by DD on or prior to the Deadline Date, $1,000,000 (the "DD Payment");

      (iii) transfers, assigns and conveys, and causes the Company to transfer, assign and convey, to GD and DD (or their designee) pursuant to the terms of the Bill of Sale attached hereto as Exhibit A (the "Bill of Sale") the following assets, properties and rights, free and clear of any security interests, liens or encumbrances:

            (A) the "charge.com" domain name (the "Domain Name");

            (B) the "charge.com" website (excluding PPDA's or the Company's digital signature technology and the programming code as of the date hereof, but including the programming code and content as of December 19, 2005) and all e-mail addresses that use or include the "charge.com" domain name (collectively, the "Website");

            (C) the following "charge.com" marks (collectively, the "Marks"):
(1) the CHARGE.COM mark represented by U.S. Patent and Trademark Office ("PTO") Registration Number 2502133 (the "First Mark"); and (2) the CHARGE.COM WE ARE E-COMMERCE mark represented by PTO Registration Number 2601124 (the "Second Mark"), and all filings, renewals and rights to make filings and renewals in respect of the Marks and all goodwill and common law rights associated with and in respect of the Marks;

            (D) the right to use the charge.com name;

            (E) the Company's affiliate program as it pertains to charge.com, and all advertising, marketing, referral and link relationships, in all cases as they pertain to charge.com, providing links to the Domain Name or the Website (excluding any program participation of, or relationships with, Baron Design Group, Geoffrey Blakely, and RapidVector); and

            (F) all goodwill and common law rights associated with and in respect of the foregoing (the items in clauses (A) thru (F), collectively, the "Settlement Assets");

      (iv) without limiting the rights of the Shareholders (or their designee) under the Bill of Sale, provides the Shareholders (or their designee) with an assignment of the Second Mark for purposes of recording such assignment with the PTO, in the form attached hereto as Exhibit B (the "Second Mark Assignment");

      (v) provides the Shareholders with a written release, in the form attached hereto as Exhibit C, signed by the Secured Parties (as defined in the Security Agreement dated June 29, 2006 among PPDA, PPDA's subsidiaries and the Collateral Agent (as defined therein) on behalf of the Secured Parties and the Collateral Agent (the "Security Agreement")) with respect to the transfer, assignment and conveyance by PPDA and the Company to the Shareholders (or their designee) of the Settlement Assets;

      (vi) files in form satisfactory to the Shareholders UCC-3 termination statements with the Secretary of State of the State of Delaware covering the Settlement Assets in respect of the UCC-1 filings made by the Collateral Agent (as defined in the Security Agreement) against PPDA and the Company; and

      (vii) causes the Company to change its name such that it does not include "charge.com"

(the conditions described above in clauses (i) through (vii) above, the "Modification Conditions"), then

      (1) the Put Right shall automatically be deemed settled and terminated, and the Shareholders and Kauai shall be deemed to have waived and released all claims, actions and suits each of them may have against PPDA, the Company and their respective, affiliates, successors and assigns, present and former officer, directors, shareholders, representatives, agents, and employees, in their individual and representative capacities, arising out of the Put Right, including, without limitation, the exercise of the Put Right, any prior attempts to exercise the Put Right (and any revocation thereunder) and the circumstances which initially gave rise to the Put Right (i.e, the failure of PPDA to list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX by September 30, 2006); and

      (2) the Call Right of PPDA shall automatically be deemed terminated, and PPDA shall be deemed to have waived and released all claims, actions and suits it may have against the Shareholders and Kauai and their respective, affiliates, successors and assigns, present and former officer, directors, shareholders, representatives, agents, and employees, in their individual and representative capacities relating to the Call Right, including, without limitation, the exercise of the Call Right; and

      (3) for the avoidance of doubt, no Party shall have any further rights or obligations under the Eighth Amendment, Sections 5.10 or 6.11 of the Merger Agreement or any other amendments to the Merger Agreement to the extent such amendments relate to the Put Right or Call Right.

Nothing in clauses (1), (2) and (3) shall release any Party from obligations under this Agreement (including, without limitation, Section 3 below) or from fraud. Notwithstanding the foregoing, the release by the Shareholders and Kauai in clauses (1), (2) and (3) above shall be subject to the reinstatement provisions of Section 6 with respect to the Domain Name and the Service Mark registrations.

(b) Sale of PPDA Common Stock Pursuant to the Modification Conditions. If the Modification Conditions fully occur on or prior to the Deadline Date, the GD Payment and the transfer of the Settlement Assets to the Shareholders (or their designee) shall be deemed made in part for the repurchase by PPDA of 4,699,029 shares of PPDA Common Stock owned by GD and Kauai collectively (the "GD Stock Repurchase"), and the DD Payment and the transfer of the Settlement Assets to the Shareholders (or their designee) shall be deemed made in part for the repurchase by PPDA of 4,699,029 shares of PPDA Common Stock owned by DD (the "DD Stock Repurchase").

PPDA shall give GD and DD written notice at least five business days prior to PPDA's good faith intention to satisfy the Modification Conditions, along with a signed statement from a PPDA executive officer stating that PPDA will satisfy the Modification Conditions within seven business days after the date of the notice (collectively, the "PPDA Notice"), and GD and DD will then each (1) send, within two business days after receiving the PPDA Notice, his (or Kauai's) existing actual stock certificates (as opposed to copies) representing shares of the PPDA Common Stock currently owned by GD, DD and/or Kauai in certificate form (the "Stock Certificates") and a stock power duly endorsed in blank by GD, DD and/or Kauai, as applicable, to effect the GD Stock Repurchase and the DD Stock Repurchase with respect to shares represented by the Stock Certificates (such stock powers and the Stock Certificates, collectively, the "Stock Transfer Documentation") to PPDA's or ComVest Investment Partners' outside counsel (reasonably satisfactory to the Shareholders) under an escrow arrangement established by and satisfactory to the Shareholders and the Shareholders' counsel and (2) on the date on which the Modification Conditions are fully satisfied (if such date occurs before the Deadline Date), initiate the electronic transfer to PPDA of (A) all remaining shares of PPDA Common Stock subject to the GD Stock Repurchase that are held in electronic form (the "GD Electronic Shares") and (B) all remaining shares of PPDA Common Stock subject to the DD Stock Repurchase that are held in electronic form (the "DD Electronic Shares" and, together with the GD Electronic Shares, the "Electronic Shares"); provided, that, any delay by the Shareholders in sending such Stock Transfer Documentation or initiating the electronic transfer to PPDA of the Electronic Shares in accordance with clause (2) above shall not release PPDA from its payment and transfer obligations under this Section 2, but only delay such payment and transfer obligations until such Stock Transfer Documentation is sent by the Shareholders as described above and/or the initiation of the electronic transfer to PPDA of the Electronic Shares is commenced in accordance with clause
(2) above; and provided, further, the Shareholders, at their sole option, may deliver such Stock Transfer Documentation (and/or the Electronic Shares) under the escrow arrangement described above at any time prior to receiving the PPDA Notice. Such escrow arrangement will provide that none of the Stock Transfer Documentation (or, if applicable, the Electronic Shares) will be deemed delivered unless and until the Modification Conditions are fully satisfied on or prior to the Deadline Date, and (i) if the Modification Conditions are not fully satisfied on or prior to the earlier of (AA) seven business days after PPDA sends the PPDA Notice to the Shareholders or (BB) the Deadline Date, then the Stock Transfer Documentation shall be immediately returned to the Shareholders (and, if previously delivered at the instruction of the Shareholders and/or Kauai, the Electronic Shares shall be retransferred to accounts from which they were sent) and (ii) if the Modification Conditions are fully satisfied within such seven business day period, then the Stock Transfer Documentation shall be deemed delivered and released (and, if previously delivered by the Shareholders and/or Kauai, the Electronic Shares shall be deemed released and delivered).

Each Shareholder and Kauai warrants that the PPDA Common Stock owned by he or it and being repurchased by PPDA hereunder is owned by he or it and is free and clear of all liens and encumbrances.

3. Payment after Deadline Date. In the event the Modification Conditions are not fully satisfied on or prior to the Deadline Date, then, at 12:01 A.M. (Eastern
Time), on the first business day following the Deadline Date, the Shareholders (and Kauai) shall automatically, without any further action required on their behalf, be deemed to exercise the Put Right in respect of all of the PPDA Common Stock issued to them under the Merger Agreement, and, at that time, PPDA shall pay the Shareholders the Per Share Purchase Price (i.e., $1.5662 per share) plus interest or additional amounts owed in respect thereof (all as set forth in the Eighth Amendment) for 4,699,029 shares of PPDA Common Stock owned collectively by GD and Kauai and for 4,699,029 shares of PPDA Common Stock owned by DD. For the avoidance of doubt, in the event the payment provisions under this Section 3 become applicable (i.e., the Modification Conditions are not fully satisfied on or prior to the Deadline Date), the interest described in the Eighth Amendment shall continue to accrue until the full payment for the Put Right (as such amount is contemplated by the Eighth Amendment) is made hereunder. Prior to the scheduled payment date under this Section 3 (i.e., the first business day after the Deadline Date), GD and DD will cause the Stock Transfer Documentation to be placed in escrow with their counsel and released upon payment to such counsel on behalf of the Shareholders and Kauai of the amounts described above in this
Section 3. Additionally, on the date the payments described in the prior sentence are made to the Shareholders' counsel, the Shareholders will initiate the electronic transfer to PPDA of the Electronic Shares.

4. Applicability of Eighth Amendment. The Eighth Amendment contains a Put Right exercise deadline of August 14, 2008 and a Put Right payment deadline of August 15, 2008 (collectively, the "Put Right Deadlines"). The Parties agree that the Put Right Deadlines are null and void and no longer applicable; and instead, (a) if the Modification Conditions are fully satisfied on or prior to the Deadline Date, the Put Right payment, release and waiver provisions of Section 2 shall apply and (b) if the Modification Conditions are not fully satisfied on or prior to the Deadline Date, the Put Right exercise and payment provisions of Section 3 shall apply. For the avoidance of doubt, PPDA shall not raise any defense or objection to payments owed under Section 2 or 3 above by virtue of the Put Right Deadlines lapsing.

5. Change in Stock. If prior to the date payments to the Shareholders are made pursuant to this Agreement (whether pursuant to Section 2 or 3 above), (a) PPDA effects a stock split or similar change to its capital structure, then the share calculations (i.e., shares of PPDA Common Stock sold by and/or reissued to the Shareholders) shall be proportionally increased and the Per Share Purchase Price shall be proportionally decreased to give effect to such stock split or similar change, or (b) PPDA effects a reverse stock split or similar change to its capital structure, then the share calculations (i.e., shares of PPDA Common Stock sold by and/or reissued to the Shareholders) shall be proportionally decreased and the Per Share Purchase Price shall be proportionally increased to give effect to such stock split or similar change.

6. Satisfaction of Certain Modification Conditions. For purposes of Section 2(a)(iii), if PPDA's and the Company's execution and delivery to the Shareholders (or their designee) of the Bill of Sale actually occurs prior to the Deadline Date, (a) the Modification Condition contained in Section 2(a)(iii)(A) shall be deemed satisfied upon the release by Iron Mountain to the Shareholders of the "Escrow Account" (as defined in the Domain Name Escrow Agreement) and the "Escrow Materials" (as defined in the Domain Name Escrow Agreement) and the filing of the Escrow Materials by the Shareholders with Network Solutions LLC and (b) the Modification Condition contained in Section 2(a)(iii)(C)(2) shall be deemed satisfied by delivery of the duly executed and notarized Second Mark Assignment by PPDA and the Company to the Shareholders (or their designee) and the filing of such Second Mark Assignment with the PTO. Notwithstanding the foregoing, in the event that the Shareholders (or their designee) do not become registered owners of both the Domain Name and the Second Service Mark by January 15, 2009 because of an action taken or failure to take an action by PPDA or the Company, then the Put Right shall be automatically reinstated and deemed exercised, and PPDA shall owe the Shareholders the amount that would had been payable to the Shareholders under Section 3 had the Modification Conditions not fully been satisfied prior to the Deadline Date (minus the amount of the GD Payment and DD Payment actually made pursuant to Section 2(a)(i) and (ii) above). Nothing in this Section 6 shall impact or affect the obligations of PPDA and the Company under Section 7 hereunder.

7. Certain Representations and Covenants. PPDA and the Company hereby represent, warrant and covenant to the Shareholders that (a) upon the transfer, assignment and conveyance by PPDA and the Company to the Shareholders (or their designee) of the Settlement Assets, the Shareholders (or their designee) will have good and valid title to the Settlement Assets, free and clear of all security interests, liens or encumbrances; (b) PPDA and the Company have obtained all consents of their respective boards of directors and stockholders and of all third parties (including, without limitation, the Secured Parties and the Collateral Agent under the Security Agreement) to enter into this Agreement and the transaction contemplated hereunder and to perform its obligations hereunder and thereunder; (c) between October 31, 2008 and the date and time that the Shareholders (or their designee) become the registered owner of the Domain Name (as evidenced and documented by Network Solutions LLC), neither PPDA nor the Company (i) has substantially changed (or will substantially change) the Website or (ii) has taken (or will take) any action(s) which would reasonably be expected to materially diminish the value of the Website or the Domain Name (and its search engine rankings other than pay per click listings); and (d) neither PPDA nor any of its direct or indirect subsidiaries will use the Settlement Assets (or operate using any name including "charge.com") from and after the date of transfer hereunder. PPDA and the Company will take all actions reasonably requested by the Shareholders to effect the intent and purposes of this Agreement. Additionally, and for the avoidance of doubt, from and after the date the Modification Conditions are satisfied in full, the Shareholders (or their designees) shall be permitted, in the ordinary course of business, to communicate with members of the Company's affiliate program as it pertains to charge.com.

8. Release of Restrictive Covenants; Ardency Agent Agreement. The provisions of
Section 6(c) of the DD Consulting Agreement and Section 8(c) of the GD Employment Agreement shall terminate and be of no further force and effect upon the earlier to occur of (a) the Modification Conditions being fully satisfied on or prior to the Deadline Date and (b) December 19, 2008. Also, for the avoidance of doubt, the Shareholders shall not be deemed to be in breach of the GD Employment Agreement or the DD Consulting Agreement by reason of (1) any general advertisement, communication, website or solicitation made or shown by them or any affiliate to the public or business owners generally or any business transaction resulting therefrom or (2) negotiating or entering into any ISO or agent agreement with any credit card processor provided that any such agreement does not become effective until the earlier of (AA) the Modification Conditions being fully satisfied in accordance herewith or (BB) December 19, 2008. Additionally, in the event that (x) PPDA or the Company fails to make any remaining payments to DD under the DD Consulting Agreement when owed in accordance with the DD Consulting Agreement and such payments remain unpaid 30 days after DD sends PPDA written notice of such payments being past due, or (y) PPDA or the Company fails to make any remaining payments to GD under the GD Employment Agreement when owed in accordance with the GD Employment Agreement and such payments remain unpaid 30 days after GD sends PPDA written notice of such payments being past due, then, in either case, both (A) Sections 6(a) and
(c) of the DD Consulting Agreement and (B) Sections 8(a) and (c) of the GD Employment Agreement shall terminate and be of no further force and effect, without limiting any other remedies GD or DD may have in respect thereof. The Ardency Agent Agreement has by its terms never become effective and is void and of no force and effect.

9. Notices. All notices and other communications hereunder shall be effective only if in writing and shall be deemed given or received in accordance with
Section 9.2 of the Merger Agreement; provided, that, if notices are to be sent to the Shareholders or Kauai, they shall be sent as follows:

      If to GD or Kauai:            Gregory Danzig
                                    10950 Redhawk Street
                                    Plantation, FL 33324
                                    Fax: 954.337.2258

      If to DD:                     David Danzig
                                    300 Mercer Street
                                    Apartment 33C
                                    New York, NY 10003

      In each case, with a copy to: Edwards Angell Palmer & Dodge LLP
                                    One North Clematis Street
                                    Suite 400
                                    West Palm Beach, FL 33401
                                    Attn: Leslie J. Croland, P.A./Andrew S.
                                          Billig
                                    Fax: 888.325.9178

10. Expenses. Except as set forth in the following two sentences, all Parties shall pay their own respective expenses (including, without limitation, legal fees) incurred in connection with the origination, negotiation, execution and closing of this Agreement and the Original Agreements. Notwithstanding the foregoing, PPDA shall reimburse the Shareholders for $25,000 of legal fees and expenses incurred in connection with the origination, negotiation, execution and closing of this Agreement and the Original Agreements (the "Legal Fees"), and this Agreement shall not be effective until the Shareholders (or their counsel, Edwards Angell Palmer & Dodge LLP) receive, on or after the date hereof, payment from PPDA of the Legal Fees in immediately available U.S. funds, and if the Legal Fees are not so received by the Shareholders or such counsel by December 3, 2008, this Agreement shall be null and void (and, in such case, accordingly, the Amended and Restated Put Modification Agreement dated as of September 15, 2008 shall remain in full force and effect). In the event of any action, suit or other proceeding to enforce this Agreement, the losing Party in such action, suit or proceeding shall pay the prevailing Party's legal fees and expenses (including, any fees and expenses of attempting to enforce this Agreement), which, for the avoidance of doubt, shall be deemed separate and apart from the Shareholders' legal fees and expenses described in the prior two sentences.

11. Assignment. This Agreement shall not be assigned by PPDA or the Company, on the one hand, or the Shareholders, on the other hand, without the express prior written consent of the other, and any attempted assignment without such consents shall be null and void. This Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

12. Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by PPDA or the Company, on the one hand, and the Shareholders, on the other hand. No waiver by a Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or performance. All remedies under this Agreement shall be cumulative and not exclusive.

13. No Third Party Beneficiaries. Nothing herein shall create or establish any third-party beneficiary hereto nor confer upon any Person not a Party to this Agreement any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

14. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.

15. Consent to Jurisdiction. The Parties irrevocably agree that all actions arising under or relating to this Agreement and the transactions contemplated hereby and thereby shall be brought exclusively in any United States District Court or Massachusetts or Florida State Court located in Norfolk County, Massachusetts, or Broward County, Florida, having subject matter jurisdiction over such matters, and each of the Parties hereby consents and agrees to such personal jurisdiction, and waives any objection as to the venue, of such courts for purposes of such action.

16. Entire Agreement. This Agreement (and the other documents referred to herein, including, without limitation, the Bill of Sale, the Merger Agreement and the Eighth Amendment) set forth the entire understanding of the Parties hereto and supersede all prior agreements whether written or oral relating to the same subject matter (including, without limitation, the Original Agreements). For the avoidance of doubt, this Agreement shall amend, restate, supersede and replace in all respects the Original Agreements.

17. Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect. If any provision of this Agreement is so broad as to be unenforceable, that provision shall be interpreted to be only so broad as is enforceable.

18. Business Day. For purposes of this Agreement, "business day" means a day on which the New York Stock Exchange is scheduled to be open as of the date hereof.

19. Signatures. This Agreement shall be effective upon delivery of original signature pages or facsimile copies thereof executed by each of the Parties (or upon such signature pages being sent via e-mail to each of the Parties as a portable data format (pdf) file or image file attachment).

20. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. The Parties to this Agreement need not execute the same counterpart.

                     [Remainder of Page Intentionally Blank]

      IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.


                                PIPELINE DATA INC.

                                By: /s/ MacAllister Smith
                                    --------------------------------------------
                                Name: MacAllister Smith
                                Title: Chief Executive Officer and President


                                CHARGE.COM, INC.

                                By: /s/ MacAllister Smith
                                    --------------------------------------------
                                Name: MacAllister Smith
                                Title: Chief Executive Officer and President


                                SHAREHOLDERS:

                                /s/ Gregory Danzig
                                ------------------------------------------------
                                Gregory Danzig, individually and as the duly
                                authorized representative of Kauai Investment Holdings, LLC

                                /s/ David Danzig
                                ------------------------------------------------
                                David Danzig

                                    Exhibit A

                                  Bill of Sale

                                 [See Attached]

                                  BILL OF SALE

      WHEREAS, Pipeline Data Inc., a Delaware corporation ("PPDA"), Charge.com, Inc., a Delaware corporation (formerly known as Charge.com Acquisition, Inc.) and wholly-owned subsidiary of PPDA (the "Company"), Gregory Danzig ("GD"), Kauai Investment Holdings, LLC, a Florida limited liability company ("Kauai"), and David Danzig ("DD" and, together with GD, the "Shareholders") are parties to a Second Amended and Restated Put Modification Agreement, dated as of November 26, 2008 ( as amended, the "Put Modification Agreement"), pursuant to which PPDA and the Company have agreed to transfer, assign and convey to the Shareholders (or their designee) all of the right, title and interest in and to the Settlement Assets, free and clear of all security interests, liens and encumbrances.

      NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of PPDA and the Company hereby transfers, assigns and conveys to the Shareholders [or Name of Designee] all of the right, title and interest in and to the Settlement Assets, free and clear of any security interests, liens or encumbrances.

      The scope, nature and extent of the Settlement Assets transferred, assigned and conveyed hereunder are set forth in the Put Modification Agreement. Nothing herein contained shall itself change, amend, extend or alter (nor shall it be deemed or construed as changing, amending, extending or altering) the terms or conditions of the Put Modification Agreement in any manner whatsoever. In the event of any conflict or other difference between the Put Modification Agreement and this Bill of Sale, the provisions of the Put Modification Agreement shall control.

      Upon request from time to time, PPDA and the Company shall execute and deliver all documents, take all rightful oaths and do all other acts that may be reasonably necessary or desirable to effect the transfer of the Settlement Assets in accordance with the terms and conditions of the Put Modification Agreement.

      This Bill of Sale shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflicts of law principles thereof.

      All capitalized terms used in this Bill of Sale and not otherwise defined herein shall have the meanings assigned to them in the Put Modification Agreement.

      IN WITNESS WHEREOF, this Bill of Sale has been duly executed and delivered by a duly authorized officer of PPDA and the Company on this ____ day of ______________ 2008.


Pipeline Data, Inc.                             Charge.com, Inc.

By:__________________________                   By:__________________________
   Name:                                           Name:
   Title:                                          Title:

                                    Exhibit B

                                   Assignment

                                 [See Attached]

                                   Assignment

      WHEREAS, Charge.com, Inc., a Delaware corporation (and successor in interest to Charge.com, Inc., a Florida corporation) with a principal place of business at 1515 Hancock Street, Suite 301, Quincy, MA 02169 ("Assignor"), is the owner of right, title and interest in and to the Mark identified on Exhibit A;

      WHEREAS, [Gregory Danzig/David Danzig/Name of Designee], a [Describe Assignor (i.e., person or entity)] and having a principal place of business at 10950 Redhawk Street, Plantation, FL 33324 ("Assignee") is desirous of acquiring all rights, title and interest in and to said Mark; and

      WHEREAS, Assignor hereby represents and warrants to Assignee that Assignor has marketable title in and to the mark set forth on Exhibit A hereto, free and clear of any and all liens, charges, encumbrances, licenses, claims, restrictions, equities, easements and other exceptions to title; and that the use of the mark set forth on Exhibit A hereto does not and will not infringe upon the rights of any person.

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor does hereby assign, transfer, convey and set over onto Assignee all of its right, title and interest in and to the service mark and service mark registration listed in Exhibit A, together with the goodwill of the business symbolized by the mark and the listed registration, including, without limiting the generality of the foregoing, the right of priority to file corresponding applications in any and all countries; the marks to be held by Assignee for his, its or their own use and enjoyment and for the use and enjoyment of his, its or their successors and assigns as fully and entirely as they would have been held and enjoyed by Assignor had such assignment not been made.

      Assignor hereby authorizes and requests the duly authorized officials of any jurisdiction to take such action as may be required to give effect to the assignment, transfer and conveyance made herein, including the issuance of any service mark registration on Exhibit A to Assignee, his, its or their successors and assigns; and Assignor further agrees to do all things as Assignee may reasonably request to effectuate such sale, assignment and transfer in respect to each such service mark and service mark registration.

      IN WITNESS WHEREOF, Assignor expressly intending to be legally bound hereby, has caused this assignment to be executed by its duly authorized representative as of the ____ day of ______________________, 2008.

                                        Charge.com, Inc.

                                        By: _______________________
                                            Name:
                                            Title:

STATE OF _____________

COUNTY OF ______________

On this _________ day of _____________, __________________, before me personally came ___________________________, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged execution of the same.


                                        ------------------------------
                                        Notary Public
                                        My Commission Expires:

[SEAL]

                                                Notary Public

                                    Exhibit A

                                  Service Mark

--------------------------------------------------------------------------------
CHARGE.COM                                      U.S. PTO Registration
WE ARE E-COMMERCE                               Number 2601124
--------------------------------------------------------------------------------

                                    Exhibit C

                                 Form of Release

                                 [See Attached]

                           Acknowledgement and Release

Reference is made to (a) that certain Security Agreement dated as of June 29, 2006 (the "Security Agreement") among Pipeline Data, Inc., a Delaware corporation ("PPDA"), all of the Subsidiaries of PPDA (including, without limitation, Charge.com, Inc., a Delaware corporation formerly known as Charge.com Acquisition, Inc. and wholly-owned subsidiary of PPDA ("Charge.com" and, together with PPDA, the "Debtors"), and CAMOFI Master LDC, as collateral agent for the Secured Parties (as defined in the Security Agreement); (b) any other agreement, document or instrument pursuant to which the Debtors have granted a security interest or other lien on any of their respective assets, properties or rights (such agreements, documents and instruments, together with the Security Agreement, the "Security Documents"); and (c) that certain Master Domain Name Transfer Documentation Escrow Agreement dated as of August 15, 2007 (the "Domain Name Escrow Agreement") by and among (x) the Debtors, (y) Gregory Danzig and David Danzig (collectively, the "Shareholders") and (z) Iron Mountain Intellectual Property Management, Inc. ("Iron Mountain").

The undersigned hereby releases any security interest, lien and right (to the extent granted any such security interest, lien or right, whether under the Security Documents or otherwise) in, to or under the "charge.com" domain name (the "Domain Name"), it being acknowledged and agreed that ownership of the Domain Name was excluded from any security interest, lien or other right granted by the Debtors under the Security Documents if the Escrow Materials (as defined in the Domain Name Escrow Agreement) were to be released to the Shareholders.

Additionally, the undersigned hereby agrees that the following assets, properties and rights are inherent to the use of the Domain Name and the operation of a website using the Domain Name, and therefore hereby releases any security interest, lien and right (to the extent granted any such security interest, lien or right, whether under the Security Documents or otherwise) in, to or under the following assets, properties and rights:

            (A) the "charge.com" website (excluding PPDA's or the Company's digital signature technology and the programming code as of the date hereof, but including the programming code and content as of December 19, 2005) and any e-mail addresses that use or include the charge.com name (collectively, the "Website");

            (B) the following "charge.com" marks (collectively, the "Marks"):
(1) the CHARGE.COM mark represented by U.S. Patent and Trademark Office ("PTO") Registration Number 2502133; and (2) the CHARGE.COM WE ARE E-COMMERCE mark represented by PTO Registration Number 2601124, and all filings, renewals and rights to make filings and renewals in respect of the Marks and all goodwill and common law rights associated with and in respect of the Marks;

            (C) the right to use the charge.com name;

            (D) the Company's affiliate program as it pertains to charge.com, and all advertising, marketing, referral and link relationships, in all cases as they pertain to charge.com, providing links to the Domain Name or the Website (excluding any program participation of, or relationships with, Baron Design Group, Geoffrey Blakely, and RapidVector); and

            (E) all goodwill and common law rights associated with and in respect of the Domain Name and the items in clauses (A) thru (E) above (the Domain Name, together with the items in clauses (A) thru (E), collectively, the "Settlement Assets").

The undersigned hereby agrees and covenants that the undersigned will not claim any interest or right in, to or under any of the Settlement Assets, whether under the Security Documents or otherwise, or bring any suit or proceeding in respect thereof, and consents to the filing of UCC-3 termination statements by the Debtors covering the Settlement Assets in respect of any UCC financing statements filed for the benefit of the undersigned against the Debtors.

To the extent that the Security Documents may be construed as requiring the undersigned's consent for the transfer, assignment or conveyance of the Settlement Assets by the Debtors, the undersigned hereby consents to the transfer, assignment and conveyance of the Settlement Assets from the Debtors to the Shareholders and/or their respective designated affiliates (collectively, the "Danzigs").

The Danzigs are intended third-party beneficiaries of this Acknowledgement and Release, and no amendment, modification or waiver may be made to this Acknowledgement and Release without their prior written consent.

This Acknowledgment and Release (i) is given in consideration for the Shareholders and the Debtors entering into the certain Second Amended and Restated Put Modification Agreement dated as of November 26, 2008 (the "Second Put Modification Agreement") and the potential waiver of the Put Right (as defined therein) in accordance therewith; (ii) shall be effective upon delivery of original signature pages or facsimile copies thereof executed by each of the parties (or upon such signature pages being sent via e-mail to each of the Parties as a portable data format (pdf) file or image file attachment); and
(iii) may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

                     [Remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this instrument as of the date written below.


Debtors:

Pipeline Data, Inc.

By:____________________________________
   Name:
   Title:
   Date:

Charge.com, Inc.

By:____________________________________
   Name:
   Title:
   Date:


Secured Creditors:

Name:__________________________________

By:____________________________________
   Name:
   Title:
   Date: